Holme, Roberts & Owen LLP

Mashenka Lundberg 303.866.0616 mashenka.lundberg@hro.com

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

CONFIDENTIAL TREATMENT FOR ENCLOSURES

REQUESTED BY NEWMONT MINING CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO		January 13, 2006
VIA EDGAR AND HAND DELIVERY
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549
	Re:	Newmont Mining Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 1-31240
Dear Mr. Schwall:

On behalf of Newmont Mining Corporation (“Newmont”), we are transmitting herewith certain responses and supplemental information requested by the staff of the Securities and Exchange Commission (the “Staff”) in its letter to Mr. Bruce D. Hansen dated December 27, 2005 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

Newmont is requesting return of, or in the alternative confidential treatment for, the documents enclosed with this letter, which are being provided in paper format only. For the Staff’s convenience and to facilitate return of these documents, enclosed please find pre-paid return shipping labels for use in doing so. Any questions, comments or communications with respect to this request should be directed to the undersigned using the contact information listed in the footer of this page.

H. Roger Schwall
January 13, 2006

This letter includes Newmont’s responses to and the supplemental information requested by the Staff in Comments #16 through #18 of the Comment Letter. Newmont will respond to the other comments received from the Staff via separate correspondence to be sent to the Staff on or about January 23, 2006.

The responses and supplemental information provided herein in response to the Comment Letter are based upon information provided by representatives of the Company. We have not independently verified the accuracy and completeness of such information.

Each of numbered comments #16 through #18 of the Comment Letter has been reproduced below, followed by Newmont’s response.
Engineering Comments
South America, page 19
16. Comment: Please provide a copy of the feasibility study for Minas Conga. This may be furnished in a PDF format of a CD to expedite shipment and handling costs.

Response: Enclosed with this letter is the 2004 Minas Conga Feasibility Study text, contained in two volumes. Newmont has provided only the main text portion of the 2004 Minas Conga Feasibility Study to reduce the volume of material sent. There are an additional 23 volumes of exhibits which are not included herewith. For the most part, the exhibits which are not being supplied to the Staff at this time contain materials such as detailed engineering drawings of plant design, cost quotes from vendors, etc. Upon request, Newmont undertakes to supply the Staff with copies of these additional volumes, in part or in whole.

As agreed in a telephone conversation between Mr. Russell Ball of Newmont and Mr. Roger Baer, the 2004 Minas Conga Feasibility Study is also hereby provided by Newmont on behalf of Buenaventura Mining Company Inc. in response to comment 11 of a comment letter from the Staff to Buenaventura dated December 29, 2005. It is our understanding that Buenaventura joins in Newmont’s request for confidential treatment of these documents.

H. Roger Schwall January 13, 2006 Page 3
Should you have any technical questions about the Minas Conga reserves, you may contact Mr. Ian Douglas, Director of Reserves, Newmont Mining Corporation, at 303-708-4333.
Investing Activities, page 86
17. Comment: Please provide a project description and reserve estimate for the Leeville project. Are these reserves, if any, included in the North American reserves?

Response: As discussed in a conversation among Mr. Ken Schuler and Messrs. David Ottewell and Ian Douglas of Newmont, the Staff is supplementally advised that the Leeville project is located on the Carlin Trend, northwest of the Carlin East underground mine in northeastern Nevada. It will be a shaft underground mine using a combination of underhand cut and fill and long-hole stoping mining methods. Reserves for the Leeville project stood at 2.6 million ounces as of December 31, 2004. These reserves are included as part of Newmont’s Carlin Underground Reserves on page 38, and these reserves are identified in footnote (7) on page 40 of the 2004 Form 10-K.

Investing Activities, page 86
18. Comment: Please provide a copy of the feasibility studies for the Akyem and Ahafo projects. This may be furnished in a PDF format of a CD to expedite shipment and handling costs.

Response: Accompanying this letter is the 2003 Ahafo Feasibility Study text contained in four volumes. Newmont has provided only the main text portions of the 2003 Ahafo Feasibility Study to reduce the volume of material sent. There is one additional volume containing appendices, which is not included herewith. Newmont has also included a copy of Newmont’s standard “Mineral Resource and Ore Reserve Report” for the Ahafo project to further support the reserve reporting for the Ahafo project.

H. Roger Schwall January 13, 2006 Page 4

Also accompanying this letter is the 2004 Akyem Feasibility Study text contained in four volumes. Newmont has provided only the main text portions of the 2004 Akyem Feasibility Study to reduce the volume of material sent. There is one additional volume containing appendices, which is not included herewith. In addition, Newmont has included the addendum to the 2004 Akyem Feasibility Study, which was an update to support the final assumptions used in reporting reserves.

For the most part, the appendices to the 2003 Ahafo Feasibility Study and the 2004 Akyem Feasibility Study which are not being supplied to the Staff at this time contain materials such as detailed engineering drawings of plant design, cost quotes from vendors, etc. Upon request, Newmont undertakes to supply the Staff with copies of these additional volumes, in part or in whole.

Should you have any technical questions about the Akyem or Ahafo reserves, you may contact Mr. Ian Douglas, Director of Reserves, Newmont Mining Corporation, at 303-708-4333.
Request for Return Pursuant to Rule 12b-4

Newmont hereby requests, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, that the Staff return the Feasibility Studies and other backup reports with respect to the Minas Conga, Akyem and Ahafo projects provided herewith (collectively, the “Confidential Materials”) upon completion of its review of the Form 10-K.

Return of the Confidential Materials is consistent with the provisions of the Freedom of Information Act, 5 U.S.C. § 522 (“FOIA”), because the Confidential Materials contain confidential trade secrets and commercial and financial information of Newmont. As such, the information included in the Confidential Materials is protected under 17 C.F.R. §200.80(b)(4) of the Commission’s rules and regulations adopted under FOIA, which exempts from disclosure “trade secrets and commercial or financial information [that is] privileged or confidential.”

H. Roger Schwall January 13, 2006 Page 5

The Confidential Materials include detailed analyses of estimated reserve quantities, production plans and methods, project schedules and future expansion possibilities associated with the Minas Conga, Akyem and Ahafo projects. The Confidential Materials also discuss exploration and development costs, possible financial and operating risks and cost containment strategies for the projects. Disclosure of the Confidential Materials would be detrimental to Newmont because it would provide Newmont’s competitors with critical information about Newmont’s processes for assessing profitability, determining whether to pursue a particular mining project and negotiating property acquisitions or dispositions – information that could be used by those competitors for unfair advantage. Other parties, such as potential sellers of other mining properties and potential purchasers of mining projects from Newmont, also would find this information extremely valuable and could utilize it to Newmont’s detriment in future transactions.

As an example only, Newmont might consider the land adjoining the Minas Conga, Akyem and/or Ahafo projects to be desirable for future acquisition in order to expand the projects. Owners of this adjoining land may demand higher prices to sell their land to Newmont based upon the information contained in the Confidential Materials. Competitors of Newmont may be able to determine the value Newmont would place on that land and outbid Newmont, or drive up the price that Newmont would otherwise have to pay to acquire it. In the event that Newmont determined in the future to sell the Minas Conga, Akyem or Ahafo projects (though it has no current plans to do so), the information contained in the Confidential Materials might cause potential buyers of the land to reduce the purchase price they would otherwise be willing to offer. In any such case, the Confidential Materials could enable Newmont’s competitors or potential transactional counterparties to learn key details of Newmont’s motivation with respect to a potential transaction, while Newmont would have no corresponding ability to gain knowledge of its competitors’ or counterparties’ intent.

H. Roger Schwall January 13, 2006 Page 6

In addition, the disclosure of the Confidential Materials would give Newmont’s competitors a competitively unwarranted view of Newmont’s performance. If Newmont’s competitors were able to review the Confidential Materials, they could learn important information about Newmont’s ongoing costs of doing business with respect to these projects, the amount and timing of Newmont’s projected income from and expenses related to the projects, and Newmont’s future plans with respect to the projects. This information could enable Newmont’s competitors to reach conclusions with respect to Newmont’s future financial and operating performance generally, while Newmont would be denied similar insight into the operations of its competitors.

For example, in negotiating future acquisitions of mining properties – even those unrelated to Minas Conga, Akyem or Ahafo – the analyses included in the Confidential Materials could enable Newmont’s competitors to tailor their offers to contain substantive or procedural terms that Newmont would find difficult or impossible to match. Competitors could seek to acquire desirable mining properties during a time frame in which they had determined that Newmont’s significant development cost obligations would prevent or limit it from expending substantial sums on property acquisitions. Or competitors could attempt to use information in the Confidential Materials, such as the descriptions of project risks or the status of Newmont’s negotiations with governmental authorities, to assist their own negotiations with governmental and licensing authorities, or to impede Newmont’s negotiations.

Accordingly, protection of the Confidential Materials is necessary to avoid substantial harm to Newmont’s competitive position. The fact that the Comment Letter and Newmont’s responses thereto will be made publicly available on EDGAR following completion of the Staff’s review of the Form 10-K increases the chance that a competitor of Newmont will attempt to access the Confidential Materials through a FOIA request if such materials are not returned to Newmont following completion of the review.

Return of the Confidential Materials also is consistent with the protection of investors. Newmont publicly files periodic reports, including descriptions of its major properties and financial information concerning the

H. Roger Schwall January 13, 2006 Page 7

profitability of its operations. These reports include disclosures with respect to material aspects Newmont’s projects, including anticipated levels of production and reserves, capital expenditures and exploration costs and costs applicable to sales. Therefore, Newmont believes that the information it has already disclosed with respect to these projects is sufficient to enable investors to evaluate the impact of the projects on Newmont’s business, and accordingly that disclosure of the Confidential Materials is not necessary to protect investors. In fact, disclosure of the Confidential Materials will be detrimental to the interest of investors as a result of the negative effects and competitive disadvantages that such disclosure would cause Newmont, as described above.

Because the competitive harm to Newmont from disclosure of the Confidential Materials outweighs the potential benefit to investors from such disclosure, return of the Confidential Materials is warranted pursuant to Rule 12b-4.

Confidential Treatment Request Pursuant to Rule 83

In the event that the Staff determines not to return the Confidential Materials pursuant to Rule 12b-4 as requested herein, Newmont hereby requests that the Staff, pursuant to Rule 83 under the Freedom of Information Act, treat such materials as confidential and not make any portion of such materials available to the public. If any person (including any government employee who is not an employee of the Securities and Exchange Commission) should request an opportunity to inspect or copy any or all of the Confidential Materials, the undersigned requests that Newmont, through the undersigned, (i) be promptly notified of such request; (ii) be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Staff determination with respect to any such request); and (iii) be given sufficient advance notice of any intended release of the Confidential Materials so that Newmont, if it deems necessary or appropriate, may pursue any remedies available.

H. Roger Schwall January 13, 2006 Page 8

We would likewise appreciate being advised promptly as to any determination not to accord confidential treatment to the Confidential Materials. In the event the Staff is inclined to release any Confidential Materials, Newmont requests that the undersigned be notified by telephone at (303) 866-0616. If the Staff is not satisfied that the Confidential Materials are exempt from disclosure, Newmont will supply further particulars and may request a hearing on the claim of exemption.

Please acknowledge receipt of the enclosures by date stamping and returning the enclosed duplicate copy of this letter in the enclosed self-addressed, postage pre-paid envelope.
If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245 or the undersigned at (303) 866-0616.
Sincerely,
Mashenka Lundberg
Enclosures cc: Kevin Stertzel (w/o enc.)
Jill Davis (w/o enc.)
Ken Schuler (w/o enc.)
Richard T. O’Brien (w/o enc.)
Russell Ball (w/o enc.)
Sharon Thomas, Esq. (w/o enc.)
W. Dean Salter, Esq. (w/o enc.)
Arnold Peinado, Esq. (w/o enc)